Exhibit 23.1

Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” and to the use of our report dated February 24, 2015, except for the effect of the reverse split of LLC units as described in Note 15, as to which the date is March 11, 2015, and for the effect of the reorganization transactions as described in Note 1, Note 12 and Note 15, as to which the date is November 24, 2015, in the Registration Statement (Form S-1 No. 333-208197) and related Prospectus of GoDaddy Inc. for the registration of shares of its common stock.
/s/ Ernst & Young LLP
Phoenix, Arizona
December 16, 2015